Revelation Ale Works INC.

FINANCIAL STATEMENTS

For the fiscal year ended December 31, 2019 and 2020

(Unaudited)

Revelation Ale Works Inc

BALANCE SHEET

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
American Federal Checking	27,416.87
Bank Fwd Checking	9,372.45
Total Bank Accounts	**$36,789.32**
Other Current Assets	
Inventory	56,500.00
Other Current Assets	-1,000.00
Uncategorized Asset	0.00
Total Other Current Assets	**$55,500.00**
Total Current Assets	**$92,289.32**
Fixed Assets	
Accumulated Depreciation	-143,135.00
Buildings	210,520.16
Land	2,000.00
Machinery & Equipment	524,348.83
Vehicles	31,450.45
Total Fixed Assets	**$625,184.44**
TOTAL ASSETS	**$717,473.76**

Revelation Ale Works Inc

BALANCE SHEET

As of December 31, 2020

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	-640.00
Total Accounts Payable	**$ -640.00**
Credit Cards	
American Express	32,019.68
American Express #2	405.79
AmFed Credit Card	26,960.85
BofA Card	14,076.46
Cap 1 Credit Card (Big)	7,709.87
Cap 1 Credit Card (Small)	-751.77
Citi Credit Card	10,423.02
Total Credit Cards	**$90,843.90**
Other Current Liabilities	
Direct Deposit Payable	0.00
Payroll Liabilities	0.00
Federal Taxes (941/944)	-2,962.47
Federal Unemployment (940)	796.29
MN Income Tax	1,830.16
MN Unemployment Taxes	377.91
ND Income Tax	-807.72
Total Payroll Liabilities	**-765.83**
Total Other Current Liabilities	**$ -765.83**
Total Current Liabilities	**$89,438.07**
Long-Term Liabilities	
Amex Loan	16,330.85
Bank Forward Loan	213,752.41
Bank Forward Loan #2	86,261.26
EIDL	149,900.00
Hallock EDA Grant	1,000.00
Hallock EDA Loan	11,031.80
Huntington Loan (1)	5,322.39
Kittson EDA Loan #1	2,184.33
Kittson EDA Loan #2	37,617.39
Loan Proceeds	0.00
Notes Payable	0.00
NW MN Foundation #2	34,955.00
NW Regional Foundation	15,680.89
Premier Capital	62,856.00

Revelation Ale Works Inc

BALANCE SHEET

As of December 31, 2020

	TOTAL
Salaryo	101,426.51
Total Long-Term Liabilities	**$738,318.83**
Total Liabilities	**$827,756.90**
Equity	
Member's Equity	-101,861.57
Opening Balance Equity	-27,109.50
Partner Distributions	-32,975.02
Retained Earnings	1,032.62
Net Income	50,630.33
Total Equity	**$ -110,283.14**
TOTAL LIABILITIES AND EQUITY	**$717,473.76**

Revelation Ale Works Inc

PROFIT AND LOSS

January - December 2020

	TOTAL
Income	
Sales Of Product Income	715,833.20
Total Income	**$715,833.20**
Cost of Goods Sold	
Cost of Goods Sold - Food	25,154.12
Cost of Goods Sold - For Resale	24,595.90
Cost Of Goods Sold - Ingredients	97,306.19
Cost of Goods Sold - Supplies	66,115.59
Total Cost of Goods Sold	**$213,171.80**
GROSS PROFIT	**$502,661.40**
Expenses	
Advertising	3,526.80
Bank Charges	6,217.08
Charitable Contributions	5,409.82
Commissions & fees	4,118.57
Dues & Subscriptions	2,588.00
Insurance	3,331.77
Insurance - Liability	8,989.59
Interest Expense	56,166.91
Legal & Professional Fees	4,702.89
Meals and Entertainment	2,336.17
Office Expenses	3,857.25
Payroll Expenses	
Taxes	15,276.52
Wages	189,491.12
Total Payroll Expenses	**204,767.64**
Reimbursements	30.00
Rent or Lease	9,296.29
Repair & Maintenance	3,362.14
Shipping and delivery expense	2,922.94
Supplies	34,806.19
Taxes & Licenses	41,263.90
Travel	12,967.84
Travel Meals	1,730.95
Uncategorized Expense	375.00
Utilities	39,399.47
Total Expenses	**$452,167.21**
NET OPERATING INCOME	**$50,494.19**
Other Income	
Interest Earned	136.14
Total Other Income	**$136.14**
NET OTHER INCOME	**$136.14**
NET INCOME	**$50,630.33**

Revelation Ale Works Inc

Statement of Cash Flows

January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	37,150.01
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Accounts Payable	-9,360.00
American Express	-8,160.22
American Express #2	-1,607.41
AmFed Credit Card	194.44
BofA Card	-1,188.58
Cap 1 Credit Card	0.00
Cap 1 Credit Card (Big) (deleted)	-15,641.61
Citi (deleted)	-11,373.85
Direct Deposit Payable	-2,229.79
Payroll Liabilities:Federal Taxes (941/944)	-14,771.03
Payroll Liabilities:Federal Unemployment (940)	56.10
Payroll Liabilities:MN Income Tax	-10.86
Payroll Liabilities:MN Unemployment Taxes	103.60
Payroll Liabilities:ND Income Tax	7.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-63,982.21**
Net cash provided by operating activities	**$ -26,832.20**
INVESTING ACTIVITIES	
Buildings	-43,200.69
Machinery & Equipment	-161,287.95
Vehicles	-12,122.49
Net cash provided by investing activities	**$ -216,611.13**
FINANCING ACTIVITIES	
Amex Loan	-18,181.65
Bank Forward Loan	-15,888.26
Bank Forward Loan #2	-6,556.85
EIDL	149,900.00
Hallock EDA Grant	-2,000.00
Hallock EDA Loan	-3,985.59
Huntington Loan (1) (deleted)	-3,627.16
Kittson EDA Loan #1	-1,436.90
Kittson EDA Loan #2	-3,764.92
NW MN Foundation #1	-3,712.18
NW MN Foundation #2	34,351.86
NW Regional Foundation #2 (deleted)	-46,354.48
Premier Capital	69,237.51
Quarterspot (deleted)	-24,902.12
Salaryo	99,426.51
Partner Distributions	18,710.11
Net cash provided by financing activities	**$241,215.88**
NET CASH INCREASE FOR PERIOD	**$ -2,227.45**

Revelation Ale Works Inc

Statement of Cash Flows

January - December 2020

	TOTAL
Cash at beginning of period	37,958.21
CASH AT END OF PERIOD	**$35,730.76**

Revelation Ale Works

BALANCE SHEET

As of December 31, 2019

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Am Fed Savings	0.00
American Federal Checking	28,285.40
Bank Fwd Checking	10,009.16
Total Bank Accounts	**$38,294.56**
Other Current Assets	
Inventory	56,500.00
Other Current Assets	0.00
Savings	0.00
Uncategorized Asset	0.00
Total Other Current Assets	**$56,500.00**
Total Current Assets	**$94,794.56**
Fixed Assets	
Accumulated Depreciation	-143,135.00
Buildings	167,319.47
Land	2,000.00
Machinery & Equipment	352,844.09
Vehicles	19,525.05
Total Fixed Assets	**$398,553.61**
TOTAL ASSETS	**$493,348.17**

Revelation Ale Works

BALANCE SHEET

As of December 31, 2019

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	9,360.00
Total Accounts Payable	**$9,360.00**
Credit Cards	
American Express	44,851.07
American Express #2	1,933.20
AmFed Credit Card	26,266.41
BofA Card	18,871.71
Cap 1 Credit Card (Big)	15,256.65
Cap 1 Credit Card (Small)	0.00
Citi Credit Card	11,873.85
Total Credit Cards	**$119,052.89**
Other Current Liabilities	
Amex Loan	34,961.23
Direct Deposit Payable	2,229.79
Fifth Third Bank	0.00
Kabbage	0.00
Payroll Liabilities	
Federal Taxes (941/944)	11,808.56
Federal Unemployment (940)	740.19
MN Income Tax	1,841.02
MN Unemployment Taxes	274.31
ND Income Tax	-814.72
Total Payroll Liabilities	**13,849.36**
Quarterspot	24,902.12
Total Other Current Liabilities	**$75,942.50**
Total Current Liabilities	**$204,355.39**

Revelation Ale Works

BALANCE SHEET

As of December 31, 2019

	TOTAL
Long-Term Liabilities	
Bank Forward Loan	222,005.45
Bank Forward Loan #2	89,658.16
Blue Vine Capital	0.00
Citizens Bank, N.A.	0.00
Hallock EDA Grant	2,000.00
Hallock EDA Loan	13,534.49
Huntington Loan (1)	8,949.55
Huntington Loan (2)	0.00
Johnson Oil Loan	0.00
Kittson EDA Loan #1	5,412.47
Kittson EDA Loan #2	41,441.71
Loan Proceeds	0.00
Mahindra	0.00
Notes Payable	0.00
NW Regional Foundation	17,802.03
NW Regional Foundation #2	46,354.48
Ryan Loan	0.00
Swift	0.00
Total Long-Term Liabilities	**$447,158.34**
Total Liabilities	**$651,513.73**
Equity	
Member's Equity	-119,164.76
Opening Balance Equity	0.00
Partner Distributions	-40,685.13
Retained Earnings	0.00
Net Income	1,684.33
Total Equity	**$ -158,165.56**
TOTAL LIABILITIES AND EQUITY	**$493,348.17**

Revelation Ale Works

PROFIT AND LOSS

January - December 2019

	TOTAL
Income	
Sales Of Product Income	632,662.97
Total Income	**$632,662.97**
Cost of Goods Sold	
Cost of Goods Sold - Food	33,953.94
Cost of Goods Sold - For Resale	28,111.60
Cost Of Goods Sold - Ingredients	86,884.84
Total Cost of Goods Sold	**$148,950.38**
GROSS PROFIT	**$483,712.59**
Expenses	
Advertising	5,576.58
Bank Charges	2,892.05
Charitable Contributions	606.00
Commissions & fees	2,692.94
Disposal Fees	1,852.89
Dues & Subscriptions	1,212.06
Insurance	580.20
Insurance - Liability	21,146.63
Interest Expense	89,621.29
Legal & Professional Fees	793.85
Meals and Entertainment	5,325.80
Office Expenses	4,583.94
Payroll Expenses	
Taxes	13,587.91
Wages	163,850.15
Total Payroll Expenses	**177,438.06**
Reimbursements	1,290.00
Rent or Lease	600.00
Repair & Maintenance	10,036.51
Shipping and delivery expense	979.33
Supplies	71,864.72
Taxes & Licenses	17,709.44
Travel	31,363.72
Travel Meals	3,317.74
Utilities	28,386.56
Total Expenses	**$479,870.31**
NET OPERATING INCOME	**$3,842.28**
Other Income	
Interest Earned	1,240.60
Total Other Income	**$1,240.60**
NET OTHER INCOME	**$1,240.60**
NET INCOME	**$5,082.88**

Revelation Ale Works Inc

Statement of Cash Flows

January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	1,150.10
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
Inventory	-36,500.00
Accumulated Depreciation	65,947.00
Accounts Payable	9,360.00
American Express	12,983.54
American Express #2	1,933.20
AmFed Credit Card	10,646.41
BofA Card	15,055.67
Cap 1 Credit Card	0.00
Cap 1 Credit Card (Big) (deleted)	11,604.50
Citi (deleted)	9,119.96
Direct Deposit Payable	3,826.89
Fifth Third Bank (deleted)	2,025.00
Payroll Liabilities:Federal Taxes (941/944)	9,815.14
Payroll Liabilities:Federal Unemployment (940)	442.12
Payroll Liabilities:MN Income Tax	1,602.85
Payroll Liabilities:MN Unemployment Taxes	-434.82
Payroll Liabilities:ND Income Tax	-814.72
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**116,612.74**
Net cash provided by operating activities	**$117,762.84**
INVESTING ACTIVITIES	
Buildings	-54,974.91
Machinery & Equipment	-20,223.88
Vehicles	25,302.00
Net cash provided by investing activities	**$ -49,896.79**
FINANCING ACTIVITIES	
Amex Loan	-13,841.89
Bank Forward Loan	-17,439.63
Bank Forward Loan #2	25,667.17
Hallock EDA Grant	-1,000.00
Hallock EDA Loan	-3,476.69
Huntington Loan (1) (deleted)	-3,116.25
Huntington Loan (2) (deleted)	-20,637.53
Kittson EDA Loan #1	-2,789.11
Kittson EDA Loan #2	-3,268.50
Mahindra (deleted)	-29,963.25
NW MN Foundation #1	-4,762.71
NW Regional Foundation #2 (deleted)	-3,582.79
Quarterspot (deleted)	24,902.12
Ryan Loan (deleted)	-83,879.75
Member's Equity	-62,395.69

Revelation Ale Works Inc

Statement of Cash Flows

January - December 2019

	TOTAL
Opening Balance Equity	0.00
Partner Distributions	26,273.67
Retained Earnings	113,362.63
Net cash provided by financing activities	**$ -59,948.20**
NET CASH INCREASE FOR PERIOD	**$7,917.85**
Cash at beginning of period	30,040.36
CASH AT END OF PERIOD	**$37,958.21**

REVELATION ALE WORKS INC

Consolidated Statement of Equity

	COMMON STOCK		PREFERRED STOCK				
	Shares	Amount	Shares	Amount	Additional Paid-in Capital	Retained earnings (Accumulated Deficit)	Total
BEGINNING BALANCE, OCTOBER 25, 2019 (INCEPTION)	**-**	**$ -**	**-**	**$ -**	**$**	**$ -**	**$ -**
Contributions	2,000,000	2,000,000	0	$0	-	-	
Other comprehensive gain/(loss)	-	-	-	-	-	-	
Net income	-	-	-	-	-	$1,032.62	$1,032.62
ENDING BALANCE, DECEMBER 31, 2020	**2,000,000**	**$ 2,000,000**	**0**	**$ 0**	**$-**	**$1,032.62**	**$ 2,001,032.62**

REVELATION ALE WORKS INC
NOTES TO THE FINANCIAL STATEMENTS
Fiscal Years Ended December 31, 2019 and 2020

1. ORGANIZATION AND PURPOSE

Revelation Ale Works Inc (the "Company"), is a corporation organized under the laws of the State of Minnesota. The Company operates a production brewery and taproom and derives revenue from beer distribution and on site sales.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents include cash held in domestic financial institutions. For the fiscal years ended December 31, 2019 and December 31, 2020, the Company's cash positions include its operating bank account.

d) Legal Fees

Legal fees consist of legal services provided for the conversion of the company from an LLC to a corporation and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.